SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (Amendment No.: __)


                               VESTIN GROUP, INC.
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.0001
                         (Title of Class of Securities)

                                    867281107
                                 (CUSIP Number)

                                JAMES WALSH, ESQ.
                             PLANNED LICENSING, INC.
                          200 EAST 51st STREET, APT 11A
                            NEW YORK, NEW YORK 10022
           (Name Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 JANUARY 3, 2005
             (Date of Event which Requires Filing of this Statement)


If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided on a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes)

                                  SCHEDULE 13D

CUSIP No.:        867281107

1        Name of Reporting Person  -  I.R.S. Identification No. of Above Person

         PLANNED LICENSING, INC. - 13-2747008
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2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                (a)  [X]
                                                                       (b)  [ ]
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3        SEC USE ONLY
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4        SOURCE OF FUNDS
         OO
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)
         Not Applicable
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Nevada
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                           7        SOLE VOTING POWER
Number of                           400,000
Shares                     ----------------------------------------------------
Beneficially               8        SHARED VOTING POWER
Owned by                            None
Each                       ----------------------------------------------------
Reporting Person           9        SOLE DISPOSITIVE POWER
With                                400,000
                           ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    None
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         400,000
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12       CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       _ _ _ _
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.2%
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14       TYPE OF REPORTING PERSON
         CO
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                                       10

ITEM 1.           SECURITY AND ISSUER

         The class of securities to which this statement relates in the common stock, $0.001 par value (the "Common Stock") of Vestin Group. Inc., 2901 El Camino Avenue, Las Vegas, Nevada 89102

ITEM 2.           IDENTITY AND BACKGROUND

         (a) This statement is filed by Planned Licensing, Inc. (the "Reporting Person") with respect to shares directly owned by it.

         Any disclosures herein with respect to persons other than the Reporting Person is made on information and belief after making inquiry to the appropriate party.

         (b) The business address of Planned Licensing, Inc. is 300 East 51st Street, Apt 11a, New York, New York 10022

         (c) No officer, director or shareholder of the Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (d) Neither the Reporting Person, nor, to the best of its knowledge, any of its directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The shares of common stock are being disposed by the Reporting Person and acquired by the Issuer pursuant to an Agreement January 3, 2005, whereby the Issuer agreed to pay to the Reporting Person the sum of One Million Six Hundred Thousand Dollars ($1,600,000). Pursuant to the Promissory Note, of the same date, between the same parties, payment, including interest at the rate of 8%, shall be payable on the 29th day of each month, until December 29, 2005.

ITEM 4.           PURPOSE OF TRANSACTION

         The Reporting Person has disposed of the shares, as a part of a larger transaction whereby certain other rights and obligation are being terminated, including a License Agreement between the Issuer and Joe Namath, and the termination of certain warrants issued to the Reporting Person.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 400,000 shares of Common Stock of the Issuer, representing approximately 15.2% of the Issuer's common stock (based upon 2,628,972 shares of common stock outstanding at September 30, 2004).

                  (b) Power to Vote and Dispose.  The Reporting  Person has sole
                  voting  and   dispositive   power  over  the  400,000   shares
                  beneficially  owned by the Reporting Person.

                  (c) Transactions Within the Past 60 Days. Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including shares of the Issuer's common stock, within sixty (60) days preceding the date hereof.

                  (d) Certain Rights of Other Persons. Not Applicable

                  (e) Date Ceased to be a 5% Owner. January 3, 2005


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Not Applicable


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Agreement, Dated January 3, 2005 (1)
                  Promissory Note, dated January 3, 2005 (1)
                  Stock Pledge Agreement, dated January 3, 2005 (1)

                  (1) Filed as Exhibits to Form 8-K, filed by the Issuer on January 3, 2005

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 17, 2005
                                                      Planned Licensing, inc.

                                                      /s/ James Walsh
                                                      --------------------------
                                                      By: James Walsh, Esq.
                                                          President